March 18, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re: Golden Sun Health Technology Group Limited

CIK No. 0001826376

Registration Statement on Form F-1

File No.: 333-285857

Withdrawal of Acceleration Request

Dear Ms. Beukenkamp:

Reference is made to our letter, filed as correspondence via EDGAR on March 17, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) for March 19, 2025 at 4:00 p.m. EDT, or as soon as thereafter practicable in accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended.

Withdrawal of Acceleration Request

We are no longer requesting that the above-referenced Registration Statement be declared effective on March 19, 2025 at 4:00 p.m. EDT. Accordingly, we hereby formally withdraw only our request for acceleration of the effective date of the Registration Statement. This withdrawal does not affect the Registration Statement itself, which remains on file with the SEC. We intend to submit a new acceleration request for the Registration Statement once the Draft Registration Statement that was confidentially filed on February 26, 2025, has been publicly filed via EDGAR.

Very truly yours,

Golden Sun Health Technology Group Ltd

By:	/s/ Xueyuan Weng
Name: Xueyuan Weng
Title: Chief Executive Officer

cc:	Charles Yongjun Fu
GH Law Firm LLC